UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 25, 2007

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
Siemens Segment Information (continuing operations — unaudited)
Siemens Consolidated Statements of Income (unaudited)
Siemens Consolidated Statements of Income and Expense Recognized in Equity (unaudited)
Siemens Consolidated Statements of Cash Flow (unaudited)
Siemens Consolidated Balance Sheets (unaudited)
Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)
Signatures

Key figures (1)

Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.

	1st quarter (2)
in millions of €, except where otherwise stated	2007		2006
Income from continuing operations	714	*	607
Income from discontinued operations, net of income taxes	74		332
Net income	788	*	939
attributable to:
Minority interest	49		53
Shareholders of Siemens AG	739	*	886

Earnings per share from continuing operations (3)	0.75	*	0.64
(in euros)
Earnings per share from discontinued operations (3)	0.08		0.35
(in euros)
Earnings per share (3)	0.83	*	0.99
(in euros)

Net cash from operating and investing activities (4)	(1,160)		(724)
therein: Net cash provided by operating activities	299		486
Net cash used in investing activities	(1,459)		(1,210)

Group profit from Operations (4)	1,631		1,077

New orders (4)	24,582		23,667

Revenue (4)	19,068		17,976

	December 31, 2006		September 30, 2006
	Continuing		Continuing
	operations	Total (5)	operations	Total (5)
Employees (in thousands)	428	480	424	475
Germany	144	162	143	161
International	284	318	281	314

*	These figures include a €(423) million impact related to European Commission sanctions on major suppliers of high-voltage gas-isolated switchgear systems. The corresponding reduction in earnings per share was €(0.47).

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of carrier networks, enterprise networks and mobile devices activities).
(2)	October 1, 2006 and 2005 — December 31, 2006 and 2005, respectively.
(3)	Earnings per share — basic, attributable to shareholders of Siemens AG.
(4)	Continuing operations.
(5)	Continuing and discontinued operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Earnings Release

Munich, January 25, 2007

Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.

Siemens in the first quarter 2007 (October 1, 2006 to December 31, 2006)

•	Group profit from Operations rose 51%, to €1.631 billion.

•	Strong operating profit growth was not evident in net income of €788 million, which included a €423 million negative impact from Siemens’ share of European Commission sanctions on major suppliers of certain power transmission and distribution products.

•	Income from continuing operations also included the sanction effect, but still rose 18%, to €714 million.

•	Revenue increased 6% compared to the prior-year period, to €19.068 billion, and orders rose 4%, to €24.582 billion. On a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue and orders increased 10% and 8%, respectively.

•	On a continuing basis, net cash used in operating and investing activities was €1.160 billion compared to net cash used of €724 million in the first quarter a year earlier.

“In terms of the underlying performance of our business, the first quarter got the fiscal year off to a strong start,” said Siemens CEO Klaus Kleinfeld. “Order growth was particularly satisfying, considering that the prior-year basis of comparison was already quite high. We also brought more of our revenue growth to the bottom line, with a substantial increase in Group profit from Operations. While it is disappointing to see our net income growth reversed by an impact from events in the past, we are moving on with our operations tremendously improved year-over-year. This shows that Fit4More is delivering a more profitable and growth-oriented portfolio for Siemens, and we are continuing in that direction by closing the deals we announced last year and initiating new ones. We look forward to maintaining this momentum.”

In the first quarter of fiscal 2007, ending December 31, 2006, Siemens reported net income of €788 million, a decrease of 16% compared to €939 million in the prior-year period. Basic earnings per share were €0.83 and diluted earnings per share were €0.80. In the first quarter a year earlier, both basic and diluted earnings per share were €0.99. Discontinued operations, primarily the businesses formerly reported as the Communications (Com) segment, contributed €74 million to net income in the first quarter. In the same period a year earlier, earnings of discontinued operations of €332 million included a €356 million gain on the sale of Juniper shares only partially offset by €142 million in severance charges. Excluding discontinued operations, income from continuing operations was €714 million in the first quarter, an increase of 18% compared to €607 million in the same period a year earlier. On a continuing basis, basic earnings per share were €0.75 and diluted earnings per share were €0.73. In the first quarter of the prior year, both basic and diluted earnings per share were €0.64.

The primary driver of growth in net income and income from continuing operations was Group profit from Operations, which rose 51% year-over-year, to €1.631 billion. All Groups within Operations reported positive results, and the majority increased both Group profit and profit margin compared to the first quarter a year ago. Automation and Drives (A&D) led all Groups with €450 million in Group profit, followed by Medical Solutions (Med), Power Generation (PG) and Siemens VDO Automotive (SV). Siemens Business Services (SBS) posted a profit compared to a substantial loss in the first quarter a year earlier.

Net income in the first quarter included a penalty of €423 million arising from a previously disclosed European Commission antitrust investigation, involving providers of certain gas-isolated switchgear in the power transmission and distribution industry between 1988 and 2004. The penalty, which is not tax-deductible, was taken within Corporate items. Net income was positively influenced by Corporate Treasury earnings, which under IFRS swung from a negative €312 million in the first quarter a year ago to a positive €46 million in the current quarter. The prior-year period included a €315 million negative effect related to a cash settlement option on a convertible bond. Earnings from Financing and Real Estate activities were €152 million compared to €182 million in the first quarter a year earlier.

First-quarter revenue increased 6% year-over-year, to €19.068 billion. Orders of €24.582 billion were 4% higher compared to the strong first quarter a year earlier. Excluding currency translation and portfolio effects, first-quarter revenue rose 10% and orders climbed 8% year-over-year. Revenue growth was balanced regionally, while order growth was concentrated in the Americas, the Middle East, and Europe including Germany. Double-digit contributions to revenue growth came from PG, PTD, A&D and Siemens Building Technologies (SBT), while order growth was driven by double-digit increases at PTD, PG and Industrial Solutions and Services (I&S).

For Siemens on a continuing basis, net cash used in operating and investing activities was €1.160 billion compared to €724 million in the first quarter a year earlier. The difference is due primarily to the first payment for the acquisition of the diagnostics division of Bayer AG.

Operations in the first quarter fiscal 2007

Information and Communications

Siemens Business Services (SBS)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	24	(232)
Group profit margin	2.0%	(16.5)%

Revenue	1,180	1,406	(16)%	6%
New orders	1,217	1,505	(19)%	8%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (21)% and (26)% on revenue and orders, respectively.

SBS posted Group profit of €24 million in the first quarter of fiscal 2007. For comparison, the Group’s loss in the first quarter a year earlier included €207 million in severance charges. First-quarter revenue of €1.180 billion and orders of €1.217 billion were lower than a year earlier due to the Group’s divestment of its Product Related Services (PRS) division between the periods under review. On an adjusted basis, revenue and orders were up 6% and 8%, respectively.

Automation and Control

Automation and Drives (A&D)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	450	359	25%
Group profit margin	13.3%	12.1%

Revenue	3,390	2,968	14%	15%
New orders	4,019	3,682	9%	11%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 2% and 1% on revenue and orders, respectively.

A&D increased first-quarter Group profit 25%, to a new high of €450 million, on 14% revenue growth. A&D continued to benefit from strong operating leverage, resulting in a broad-based increase in earnings and profitability year-over-year. A&D also posted broad-based growth in first-quarter revenue and orders, which reached €3.390 billion and €4.019 billion, respectively. Demand growth in Europe was highlighted by particularly strong order intake in Germany.

Industrial Solutions and Services (I&S)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	90	64	41%
Group profit margin	4.3%	3.2%

Revenue	2,073	1,978	5%	7%
New orders	3,057	2,705	13%	14%

*	Excluding currency translation effects of (4)% and (3)% on revenue and orders, respectively, and portfolio effects of 2% on revenue and orders.

First-quarter Group profit at I&S jumped 41% year-over-year, to €90 million, including higher earnings and profit margins at the Group’s two largest divisions, Metal Technologies and Industrial Services. Broad-based customer demand increased first-quarter revenue 5% year-over-year, to €2.073 billion. I&S also won a number of large new contracts during the period, taking orders up to €3.057 billion, 13% above the high level recorded in the first quarter a year earlier.

Siemens Building Technologies (SBT)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	72	56	29%
Group profit margin	5.9%	5.1%

Revenue	1,213	1,102	10%	12%
New orders	1,386	1,373	1%	3%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 2% on revenue and orders.

Group profit at SBT increased to €72 million, 29% above the first quarter a year earlier, as all divisions posted higher earnings and profit margins. Revenue increased on a Group-wide basis as well, rising 10% year-over-year to €1.213 billion. Orders were up 1%, at €1.386 billion.

Power

Power Generation (PG)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	169	178	(5)%
Group profit margin	6.2%	8.6%

Revenue	2,726	2,074	31%	30%
New orders	5,017	4,060	24%	26%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 5% and 2% on revenue and orders, respectively.

Strong demand continued across PG’s entire range of power generation solutions, as first-quarter revenue rose 31% year-over-year, to €2.726 billion, and orders climbed 24%, to a new quarterly high of €5.017 billion. New fossil power generation contracts were well distributed geographically, including major orders in Africa, the Americas, Asia-Pacific, Europe and the Middle East. The Group’s industrial and wind power businesses both posted sharply higher earnings and profit margins compared to the same quarter a year earlier. Group profit of €169 million for PG overall came in below the prior-year level, however, as the fossil power generation business took €92 million in charges related to cost overruns and delays on a major project in Finland. In addition, equity earnings from joint ventures were lower than in the first quarter a year earlier and are expected to remain volatile in coming quarters.

Power Transmission and Distribution (PTD)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	130	82	59%
Group profit margin	7.5%	5.6%

Revenue	1,728	1,456	19%	23%
New orders	3,146	2,473	27%	33%

*	Excluding currency translation effects of (4)% and (6)% on revenue and orders, respectively.

PTD delivered €130 million in Group profit in the first quarter, 59% higher than in the same period a year earlier. Profitability also rose substantially, as a majority of the Group’s divisions posted higher earnings and profit margins. The penalty mentioned earlier is taken centrally in Corporate items. First-quarter revenue for the Group climbed 19% year-over-year, to €1.728 billion. Orders of €3.146 billion, fueled by an exceptionally large contract in the Middle East, were up 27% compared to a strong first quarter a year ago.

Transportation

Transportation Systems (TS)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	47	17	176%
Group profit margin	4.4%	1.6%

Revenue	1,073	1,060	1%	5%
New orders	1,219	2,077	(41)%	(40)%

*	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (3)% and (1)% on revenue and orders, respectively.

TS recorded Group profit of €47 million in the first quarter. A net gain of €76 million on the sale of the Group’s locomotive leasing business was largely offset by charges related to major projects. First-quarter revenue of €1.073 billion came in above the prior-year level. Orders exceeded revenue but came in well below the level of the prior-year quarter, which included an exceptionally large order in China.

Siemens VDO Automotive (SV)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	146	156	(6)%
Group profit margin	6.0%	6.4%

Revenue	2,418	2,448	(1)%	(1)%
New orders	2,414	2,448	(1)%	(1)%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 2% on revenue and orders.

Group profit was €146 million at SV in the first quarter compared to €156 million in the same period a year earlier. Both periods include positive effects from portfolio activities. First-quarter revenue of €2.418 billion was nearly level year-over-year.

Medical

Medical Solutions (Med)

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	304	243	25%
Group profit margin	14.5%	12.2%

Revenue	2,102	1,984	6%	6%
New orders	2,211	2,156	3%	3%

*	Excluding currency translation effects of (6)% on revenue and orders, and portfolio effects of 6% on revenue and orders.

Med contributed Group profit of €304 million in the first quarter, 25% higher than in the same period a year earlier. The Group’s profit margin benefited from currency-related effects. Revenue rose 6% to €2.102 billion and orders increased 3% to €2.211 billion, including for the first time a full quarter of new volume from Med’s Diagnostics division, formed following acquisition of Diagnostic Products Corp. After the close of the current quarter, Med completed its acquisition of Bayer’s diagnostics business and merged it into the Diagnostics division. The Group expects integration costs relating to the acquisition and merger in the second quarter.

Lighting

Osram

	First Quarter
			% Change
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	123	121	2%
Group profit margin	10.5%	10.4%

Revenue	1,174	1,158	1%	7%
New orders	1,174	1,158	1%	7%

*	Excluding currency translation effects of (6)% on revenue and orders.

First-quarter Group profit at Osram rose to €123 million. Revenue increased to €1.174 billion, a 7% increase excluding currency translation effects. Growth included substantial contributions from innovative products and particular strength in Asia-Pacific and Europe.

Strategic Equity Investments (SEI)
Beginning in fiscal 2007, Siemens reports centrally held equity investments in a new segment, Strategic Equity Investments (SEI). During the first quarter, SEI consisted of Fujitsu Siemens Computers (Holding) BV (FSC) and Bosch und Siemens Hausgeräte GmbH (BSH). These investments were formerly included within Other Operations. A new company announced by Siemens and Nokia Corporation in fiscal 2006, to be called Nokia Siemens Networks (NSN), will be included in SEI following the expected close of the NSN transaction in the second quarter of fiscal 2007. In the first quarter, SEI contributed earnings of €52 million compared to €46 million in the same period a year earlier. The increase was attributable to BSH.

Other Operations
Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC). Group profit from Other Operations was €24 million in the first quarter. A year earlier, a negative €13 million in Group profit from Other Operations was due primarily to losses at Siemens’ Dematic businesses, which were divested between the periods under review.

Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €663 million in the first quarter, compared to a negative €91 million a year earlier. The change was due mostly to an increase within Corporate items, which included the €423 million penalty mentioned earlier along with effects related to commodity hedging activities not qualifying for hedge accounting and €54 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG. Pension expense increased year-over-year, from a positive €23 million to a negative €30 million, primarily due to an obligation resulting from a change in German law.

Financing and Real Estate

Siemens Financial Services (SFS)

	First Quarter
(€ in millions)	2007	2006	%Change
Income before income taxes	83	78	6%

	Dec. 31,	Sept. 30,
	2006	2006
Total assets	10,457	10,543	(1)%

Income before income taxes at SFS was €83 million in the first quarter, including a gain on the sale of shares by the Equity division. Assets of €10.457 billion were nearly level compared to the end of fiscal 2006.

Siemens Real Estate (SRE)

	First Quarter
(€ in millions)	2007	2006	%Change
Income before income taxes	69	104	(34)%

Revenue	421	411	2%

	Dec. 31,	Sept. 30,
	2006	2006
Total assets	3,233	3,221	0%

Income before income taxes at SRE was €69 million, including a high level of real estate sales. The same factor was even more significant in the first quarter a year earlier, when income before income taxes reached €104 million. Assets remained nearly unchanged compared to the level at the end of fiscal 2006.

Eliminations, reclassifications and Corporate Treasury
Income before taxes from eliminations, reclassifications and Corporate Treasury was €46 million compared to a negative €312 million a year earlier. The difference resulted primarily from a negative €315 million effect under IFRS in the prior-year quarter, related to mark-to-market valuation of the cash settlement option associated with a €2.5 billion convertible bond issued by Siemens in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects. In the current quarter, higher interest income from cash and cash equivalents and from intra-company financing was more than offset by higher interest expense associated with the issuance of bonds between the periods under review.

Income statement highlights in the first quarter 2007
Siemens reported first-quarter net income of €788 million compared to €939 million a year earlier. Income from continuing operations was €714 million compared to €607 million in the first quarter a year earlier. Gross profit increased 6% year-over-year, in line with 6% growth in revenue compared to the prior-year period. Gross profit margin remained stable at 25.2%. Research and development expenses were 4.1% of revenue, down from 4.4% in the first quarter a year earlier. Marketing, selling and general administrative expenses also declined as a percent of revenue, to 14.9% from 16.7% in the prior-year period, primarily due to an improved cost position at SBS. Other operating expense of €499 million included the €423 million penalty mentioned earlier. In the prior-year quarter, other operating expense was €34 million. Financial income was a negative €5 million compared to a negative €262 million in the first quarter a year earlier, which included the convertible bond effect at Corporate Treasury mentioned above.

Discontinued operations consist primarily of the telecommunications carrier and enterprise network activities of the former Communications Group. These businesses are included in discontinued operations on a retroactive basis, to provide a meaningful basis of comparison with prior periods. Income from discontinued operations, net of income taxes, was €74 million in the first quarter, down from €332 million in the same period a year earlier. The prior-year period included a pretax gain of €356 million on sales of shares in Juniper Networks, Inc. (Juniper), more than offsetting €142 million in pretax severance charges. In the telecommunications carrier business, earnings rose on stable revenue. The enterprise business narrowed its loss on lower revenue year-over-year.

Revenue and order trends for the first quarter 2007
Revenue in the first quarter was €19.068 billion, a 6% increase from €17.976 billion in the prior-year period. Orders were €24.582 billion, 4% higher than €23.667 billion in the first quarter a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue climbed 10% and orders rose 8%.

First-quarter revenue in Germany rose 2%, to €3.900 billion, while orders increased 6% year-over-year, to €4.871 billion. International activities accounted for the remaining 80% of revenue and orders in the first quarter. The fastest growth on a regional basis came in the Middle East/Africa/CIS, where revenue rose 16%, to €1.585 billion, and orders climbed 11%, to €2.429 billion. Asia-Pacific revenue grew 15%, to €2.697 billion, while orders of €3.092 billion came in below the prior-year period which included unusually high order volume, particularly in China and India. In the Americas, revenue of €4.948 billion and orders of €6.384 billion were 4% and 15% higher, respectively, than in the first quarter a year ago. Adjusting for currency translation and portfolio effects, revenue and orders in the region were up 13% and 25%. In Europe outside Germany, revenue rose 4%, to €5.938 billion, and orders were up 8%, at €7.806 billion.

Liquidity for the first quarter 2007
Net cash used in operating and investing activities was €2.210 billion in the first quarter compared to €899 million in the same period a year earlier. Discontinued operations was the main factor in the difference year-over-year. In the first quarter a year ago, net cash used in discontinued operations was €175 million, which benefited from €465 million in proceeds from the sale of Juniper shares. In the current period, discontinued operations used net cash of €1.050 billion, including a higher build-up of net working capital. On a continuing basis, Siemens in the first quarter used €1.160 billion in net cash from operating and investing activities compared to €724 million used in the same period a year earlier.

			SFS, SRE and
			Corporate
Continuing operations	Operations		Treasury *		Siemens
			First Quarter
(€ in millions)	2007	2006	2007	2006	2007	2006
Net cash provided by (used in):
Operating activities	(401)	61	700	425	299	486
Investing activities	(1,001)	(881)	(458)	(329)	(1,459)	(1,210)

Net cash provided by (used in) operating and investing activities — continuing operations	(1,402)	(820)	242	96	(1,160)	(724)

*	Also includes eliminations and reclassifications.

Within Operations, net cash used in operating and investing activities was €1.402 billion in the first quarter compared to €820 million in net cash used in the same period a year earlier. The increase in net cash used by operating activities within Operations included significantly higher tax payments. Net working capital increased by a lower amount during the quarter compared to the prior year. Cash used in investing activities within Operations was higher compared to the first quarter a year earlier, primarily due to a €0.4 billion first payment for Bayer’s diagnostics business at Med and cash used to acquire AG Kühnle, Kopp & Kausch at PG. Capital expenditures decreased year-over-year.

Funding status of pension plans
The estimated underfunding of Siemens’ principal pension plans as of December 31, 2006, amounted to approximately €2.0 billion compared to an underfunding of approximately €2.9 billion at the end of fiscal 2006. The improvement in funding status is primarily due to regular contributions and the actual return on plan assets. Pension service and interest cost were offset by the effect of a slight increase in the discount rate assumption at December 31, 2006, which reduced Siemens’ estimated defined benefit obligation. The actual return on plan assets during the last three months amounted to €630 million. This represents a 11.2% return on an annualized basis, well above the expected annual return of 6.5%.

Subsequent events
After the close of the first quarter, Siemens completed its acquisition of the diagnostics division of Bayer AG for an estimated purchase price of €4.4 billion payable in cash. The acquisition expands Med’s position in the growing in vitro diagnostics market.

On January 24, Siemens announced an agreement to acquire U.S.-based UGS Corp., one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, from its current owners Bain Capital Partners, Silver Lake Technology Management and Warburg Pincus. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$3.5 billion (approximately €2.7 billion). Upon approval of the transaction by relevant regulatory authorities, the activities of UGS will become part of A&D.

On January 24, Siemens announced that it plans an initial public offering of a minority of shares in Siemens VDO Automotive (SV).

Note: Starting today at 10 a.m. CET, we will provide a live video webcast on the internet of Chairman of the Supervisory Board Dr. Heinrich v. Pierer’s, Member of the Supervisory Board and Chairman of the Audit Committee Dr. Gerhard Cromme’s and CEO Dr. Klaus Kleinfeld’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/agm. A video of the speeches will be available after the live webcast. Starting at 8:30 a.m. CET, Siemens CEO Dr. Klaus Kleinfeld and CFO Joe Kaeser will hold a conference call with analysts and investors. You can follow the conference call live on the internet by going to www.siemens.com/analystcall.

IFRS Conversion
Beginning with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For the years prior to fiscal 2007, Siemens prepared its primary financial reporting according to United States Generally Accepted Accounting Principles (U.S. GAAP). As part of its transition to IFRS, Siemens has published IFRS Consolidated Financial Statements for fiscal 2006 and fiscal 2005 as supplemental information to its U.S. GAAP figures. This document is available at www.siemens.com/investors, where you can also find a presentation explaining major differences between IFRS and U.S. GAAP in Siemens financial results.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200701.45 e
Corporate Communications	Wolfram Trost
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-34794 Fax: -32825
E-mail: wolfram.trost@siemens.com

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2006 and 2005 and as of September 30, 2006
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and						depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		investing activities				Capital spending(3)		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	12/31/06	9/30/06	2007		2006		2007	2006	2007	2006

Operations Groups (5)
Siemens Business Services (SBS)	1,217	1,505	888	1,140	292	266	1,180	1,406	24	(232)	336	171	(131)		(413)		68	76	69	68
Automation and Drives (A&D)	4,019	3,682	2,994	2,628	396	340	3,390	2,968	450	359	4,201	3,837	119		115		99	116	70	56
Industrial Solutions and Services (I&S)	3,057	2,705	1,841	1,762	232	216	2,073	1,978	90	64	1,339	1,279	(29)		(87)		26	95	27	33
Siemens Building Technologies (SBT)	1,386	1,373	1,195	1,087	18	15	1,213	1,102	72	56	1,904	1,764	(58)		(147)		56	116	27	25
Power Generation (PG)	5,017	4,060	2,710	2,071	16	3	2,726	2,074	169	178	2,322	1,945	(137)		216		232	136	55	50
Power Transmission and Distribution (PTD)	3,146	2,473	1,613	1,350	115	106	1,728	1,456	130	82	1,814	1,701	53		34		44	31	26	29
Transportation Systems (TS)	1,219	2,077	1,061	1,035	12	25	1,073	1,060	47	17	87	111	181		165		25	34	13	12
Siemens VDO Automotive (SV)	2,414	2,448	2,416	2,445	2	3	2,418	2,448	146	156	3,840	3,767	21		27		97	164	110	101
Medical Solutions (Med)	2,211	2,156	2,088	1,975	14	9	2,102	1,984	304	243	5,314	4,975	(221)		88		470	54	75	62
Osram	1,174	1,158	1,159	1,139	15	19	1,174	1,158	123	121	2,164	1,976	(58)		107		73	67	61	62
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	52	46	1,071	1,008	—		—		—	—	—	—
Other Operations	968	1,299	813	1,059	198	200	1,011	1,259	24	(13)	75	48	(148)		(193)		31	94	34	37

Total Operations Groups	25,828	24,936	18,778	17,691	1,310	1,202	20,088	18,893	1,631	1,077	24,467	22,582	(408)		(88)		1,221	983	567	535
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,468)	(1,503)	23	17	(1,237)	(1,166)	(1,214)	(1,149)	(663)	(91)	(5,741)	(6,584)	(994	)(7)	(732	)(7)	13	66	(2)	(2)
Other interest expense	—	—	—	—	—	—	—	—	(101)	(85)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	64,063	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	24,360	23,433	18,801	17,708	73	36	18,874	17,744	867	901	82,789	80,222	(1,402)		(820)		1,234	1,049	565	533

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	178	150	148	132	29	18	177	150	83	78	10,457	10,543	105		89		85	113	64	56
Siemens Real Estate (SRE)	421	411	119	136	302	275	421	411	69	104	3,233	3,221	—		28		44	57	40	42
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—	(367)	(462)	37	(7)	64	(7)	—	—	—	—

Total Financing and Real Estate	596	558	267	268	328	290	595	558	152	182	13,323	13,302	142		181		129	170	104	98

Eliminations, reclassifications and Corporate Treasury	(374)	(324)	—	—	(401)	(326)	(401)	(326)	46	(312)	(5,590)	(5,793)	100	(7)	(85)	(7)	—	—	—	—

Siemens	24,582	23,667	19,068	17,976	—	—	19,068	17,976	1,065	771	90,522	87,731	(1,160)		(724)		1,363	1,219	669	631

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	Communications (Com) no longer represents an operating segment. The primary business components of Com are reported as discontinued operations.

(6)	SEI was created as of October 1, 2006 and includes centrally managed investments accounted for using the equity method. Prior-year information was reclassified for comparability purposes.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	19,068	17,976	(401)	(326)	18,874	17,744	595	558
Cost of goods sold and services rendered	(14,263)	(13,454)	401	326	(14,181)	(13,332)	(483)	(448)

Gross profit	4,805	4,522	—	—	4,693	4,412	112	110
Research and development expenses	(781)	(791)	—	—	(781)	(791)	—	—
Marketing, selling and general administrative expenses	(2,843)	(3,006)	(1)	—	(2,750)	(2,928)	(92)	(78)
Other operating income	228	200	(23)	(22)	174	117	77	105
Other operating expense	(499)	(34)	—	—	(493)	(30)	(6)	(4)
Income from investments accounted for using the equity method, net	160	142	—	—	143	127	17	15
Financial income, net	(5)	(262)	70	(290)	(119)	(6)	44	34

Income (loss) from continuing operations before income taxes	1,065	771	46	(312)	867	901	152	182
Income taxes (1)	(351)	(164)	(15)	67	(286)	(192)	(50)	(39)
Income (loss) from continuing operations	714	607	31	(245)	581	709	102	143
Income from discontinued operations, net of income taxes	74	332	—	—	74	332	—	—

Net income (loss)	788	939	31	(245)	655	1,041	102	143

Attributable to:
Minority interest	49	53
Shareholders of Siemens AG	739	886
Basic earnings per share
Income from continuing operations	0.75	0.64
Income from discontinued operations	0.08	0.35

Net income	0.83	0.99

Diluted earnings per share
Income from continuing operations	0.73	0.64
Income from discontinued operations	0.07	0.35

Net income	0.80	0.99

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €)

	Siemens
	2007	2006
Net income	788	939
Currency translation differences	(167)	151
Available-for-sale financial assets	42	(220)
Derivative financial instruments	53	(69)
Actuarial gains and losses on pension plans and similar commitments	509	(221)
Revaluation effect related to step acquisitions	—	—

Total income and expense recognized directly in equity, net of tax (2) (3)	437	(359)

Total income and expense recognized in equity	1,225	580

Attributable to:
Minority interest	37	64
Shareholders of Siemens AG	1,188	516

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €5 and €22 in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(12) and €11 in 2007 and 2006, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	788	939	31	(245)	655	1,041	102	143
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	674	722	—	—	570	624	104	98
Income taxes	353	122	15	(67)	288	150	50	39
Interest (income) expense, net	19	(50)	(64)	(110)	114	97	(31)	(37)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment	(161)	(106)	—	—	(111)	(24)	(50)	(82)
(Gains) on sales of investments, net (1)	(32)	(26)	—	—	(18)	(26)	(14)	—
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	2	(351)	—	—	2	(351)	—	—
(Income) from investments (1)	(166)	(132)	—	—	(147)	(117)	(19)	(15)
Other non-cash (income) expenses	36	(44)	40	(92)	3	39	(7)	9
Change in current assets and liabilities
(Increase) decrease in inventories	(935)	(813)	—	3	(891)	(787)	(44)	(29)
(Increase) decrease in trade and other receivables	(1,333)	(884)	512	274	(1,860)	(1,168)	15	10
(Increase) decrease in other current assets	(894)	(117)	(172)	26	(610)	(163)	(112)	20
Increase (decrease) in trade payables	(390)	(436)	(36)	(4)	(309)	(446)	(45)	14
Increase (decrease) in current provisions	(128)	(141)	—	—	(126)	(139)	(2)	(2)
Increase (decrease) in other current liabilities	2,492	1,348	241	404	2,124	924	127	20
Change in other assets and liabilities	(474)	(33)	8	(1)	(450)	(7)	(32)	(25)
Income taxes paid	(639)	(255)	(20)	(14)	(554)	(212)	(65)	(29)
Dividends received	14	33	—	—	12	33	2	—
Interest received	198	151	64	30	32	42	102	79

Net cash provided by (used in) operating activities — continuing and discontinued operations	(576)	(73)	619	204	(1,276)	(490)	81	213
Net cash provided by (used in) operating activities — continuing operations	299	486	619	212	(401)	61	81	213
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(759)	(865)	—	—	(633)	(709)	(126)	(156)
Acquisitions, net of cash acquired	(620)	(291)	—	—	(620)	(289)	—	(2)
Purchases of investments (1)	(68)	(158)	—	—	(65)	(146)	(3)	(12)
Purchases of current available-for-sale financial assets	(15)	(40)	—	—	—	(39)	(15)	(1)
(Increase) decrease in receivables from financing activities	(391)	(262)	(519)	(297)	—	—	128	35
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	196	303	—	—	121	199	75	104
Proceeds from disposals of businesses	10	12	—	—	10	12	—	—
Proceeds from sales of current available-for-sale financial assets	13	475	—	—	11	475	2	—

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,634)	(826)	(519)	(297)	(1,176)	(497)	61	(32)
Net cash provided by (used in) investing activities — continuing operations	(1,459)	(1,210)	(519)	(297)	(1,001)	(881)	61	(32)
Cash flows from financing activities
Proceeds from issuance of common stock	30	—	—	—	30	—	—	—
Purchase of common stock	—	(172)	—	—	—	(172)	—	—
Proceeds from re-issuance of treasury stock	—	81	—	—	—	81	—	—
Change in short-term debt	1,022	(213)	739	(6)	297	(139)	(14)	(68)
Interest paid	(163)	(83)	(126)	(35)	(23)	(29)	(14)	(19)
Dividends paid to minority shareholders	(39)	(36)	—	—	(39)	(36)	—	—
Intragroup financing	—	—	(2,599)	(980)	2,718	1,064	(119)	(84)

Net cash provided by (used in) financing activities	850	(423)	(1,986)	(1,021)	2,983	769	(147)	(171)
Effect of exchange rates on cash and cash equivalents	(28)	25	(20)	16	(8)	10	—	(1)
Net increase (decrease) in cash and cash equivalents	(1,388)	(1,297)	(1,906)	(1,098)	523	(208)	(5)	9
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	8,826	6,824	7,166	5,505	1,632	1,263	28	56
Less: Cash and cash equivalents of discontinued operations at end of period	383	—	—	—	383	—	—	—

Cash and cash equivalents of continuing operations at end of period	8,443	6,824	7,166	5,505	1,249	1,263	28	56

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2006 and September 30, 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/06	9/30/06	12/31/06	9/30/06	12/31/06	9/30/06	12/31/06	9/30/06
ASSETS
Current assets
Cash and cash equivalents	8,443	10,214	7,166	9,072	1,249	1,109	28	33
Available-for-sale financial assets	580	596	403	416	145	160	32	20
Trade and other receivables	16,125	15,148	(2)	—	12,370	10,885	3,757	4,263
Other current financial assets	3,195	2,370	337	145	1,502	1,314	1,356	911
Intragroup receivables	—	—	(13,722)	(15,736)	13,688	15,680	34	56
Inventories	13,814	12,790	(2)	(2)	13,715	12,735	101	57
Income tax receivables	480	458	3	2	467	445	10	11
Other current assets	1,432	1,274	—	48	1,253	1,122	179	104
Assets classified as held for disposal	8,258	7,164	(41)	(21)	8,299	7,180	—	5

Total current assets	52,327	50,014	(5,858)	(6,076)	52,688	50,630	5,497	5,460

Goodwill	9,709	9,689	—	—	9,578	9,557	131	132
Other intangible assets	3,327	3,385	—	—	3,312	3,368	15	17
Property, plant and equipment	11,990	12,072	—	—	8,247	8,310	3,743	3,762
Investments accounted for using the equity method	3,191	2,956	—	—	2,963	2,738	228	218
Other financial assets	5,714	5,042	395	215	1,734	1,232	3,585	3,595
Intragroup receivables	—	—	(331)	(348)	331	348	—	—
Deferred tax assets	3,667	3,860	204	222	3,354	3,532	109	106
Other assets	597	713	—	194	582	507	15	12

Total assets	90,522	87,731	(5,590)	(5,793)	82,789	80,222	13,323	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,127	2,175	2,148	1,433	757	530	222	212
Trade payables	8,100	8,443	(2)	28	7,877	8,140	225	275
Other current financial liabilities	2,191	1,035	843	508	1,156	483	192	44
Intragroup liabilities	—	—	(16,719)	(16,406)	10,225	9,886	6,494	6,520
Current provisions	3,766	3,859	—	—	3,685	3,770	81	89
Income tax payables	1,097	1,487	2	2	1,078	1,468	17	17
Other current liabilities	17,625	16,485	147	227	17,241	15,974	237	284
Liabilities associated with assets classified as held for disposal	5,580	5,385	(27)	(16)	5,607	5,401	—	—

Total current liabilities	41,486	38,869	(13,608)	(14,224)	47,626	45,652	7,468	7,441

Long-term debt	12,773	13,122	11,678	11,946	667	744	428	432
Pension plans and similar commitments	4,211	5,083	—	—	4,209	5,081	2	2
Deferred tax liabilities	92	102	(404)	(397)	82	95	414	404
Provisions	1,935	1,858	—	—	1,845	1,761	90	97
Other financial liabilities	333	248	64	19	207	177	62	52
Other liabilities	2,205	2,174	40	41	2,100	2,054	65	79
Intragroup liabilities	—	—	(3,360)	(3,178)	527	434	2,833	2,744

Total liabilities	63,035	61,456	(5,590)	(5,793)	57,263	55,998	11,362	11,251

Equity
Common stock, no par value (1)	2,675	2,673
Additional paid-in capital	5,704	5,662
Retained earnings	18,330	17,082
Other components of equity	96	156
Treasury shares, at cost (2)	—	—

Total equity attributable to shareholders of Siemens AG	26,805	25,573

Minority interest	682	702

Total equity	27,487	26,275	—	—	25,526	24,224	1,961	2,051

Total liabilities and equity	90,522	87,731	(5,590)	(5,793)	82,789	80,222	13,323	13,302

(1)	Authorized: 1,116,635,721 and 1,116,087,241 shares, respectively. Issued: 891,635,721 and 891,087,241 shares, respectively.

(2)	434 and 415 shares, respectively.

Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)
Siemens A&D acquires software producer UGS for USD 3.5 billion
IPO for Siemens VDO Automotive planned
With its acquisition of U.S. software producer UGS Corp., of Plano, Texas, the Siemens Automation and Drives (A&D) Group will expand its product spectrum in automation technology to include industrial software for planning, design and simulation in Product Lifecycle Management (PLM). As a trendsetter in industrial automation, A&D will now be able to offer its customers worldwide solutions for creating digitized factories. The purchase price for the deal is around US$3.5 billion including debt. The transaction is subject to approval by the relevant authorities.
In addition, Siemens AG plans an IPO of its automotive supply business Siemens VDO Automotive (SV), in which Siemens will hold a majority stake. This move will give SV the necessary financial resources and greater entrepreneurial flexibility for ensuring further sustainable and profitable growth. Preparations for an IPO will be initiated immediately.
UGS generated just under USD 1.2 billion in sales and an EBITDA of USD 241 million in fiscal 2005. The company is one of the world’s market leaders for Product Lifecycle Management (PLM), which is a critical part of industrial manufacturing that allows one to digitally control the development and manufacture of products. The market for PLM software and services has an annual volume of around USD 13 billion and growth rates between 7 and 9 percent. Combining the PLM solutions of UGS with Siemens’ automation technology will enable Siemens to offer integrated offerings covering the entire product life-cycle for the first time. Siemens is thus the first company in the world able to offer its customers fully integrated solutions for creating digitized factories that will give them decisive competitive advantages by saving costs and time and improving quality assurance.
At 8.30 a.m. CET on January 25, 2007, a conference call for investors and analysts regarding the quarterly results as well as the above mentioned topics with CEO Dr. Klaus Kleinfeld, CFO Joe Kaeser and Group President of Siemens A&D Helmut Gierse will be broadcasted live on the Internet at www.siemens.com/analystcall. The accompanying slide presentation and a recording of the conference call will be available at www.siemens.com/investorrelations.
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 25, 2007	/s/ Dr. Ralf P. Thomas

	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President
Financial Reporting and Controlling